                    January 31, 2010

VIA EDGAR United States Securities and Exchange Commission Washington, D.C. 20549-0402 Attention: Mr. David R. Humphrey Branch Chief

Re:	Torm A/S Form 20-F for the fiscal year ended December 31, 2009 filed June 29, 2010 File Number: 000-49650

Dear Mr. Humphrey:

On behalf of Torm A/S (the "Company"), we submit this response to your letter dated January 6, 2011, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") requested supplemental information relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009. The Company's responses, together with the Staff's comments, are set forth below.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5 – Operating and Financial Review and Prospects

Assessment of Impairment of Assets, page 47

1.
In your response to our previous comment 2, you indicate that appraisals of your vessels are used by management, along with other information, to analyze development and trends in the shipping rates. In this regard, please tell us whether or not such analysis contributed to your expectations of freight rate development for product tankers in the fourth quarter of 2010, including the forecast revision disclosed in your November 4, 2010 Form 6-K filing.

The Company respectfully advises the Staff that the periodic appraisals of its vessels are used by management to, inter alia, assist in their analysis of developments and trends in the shipping markets. Specifically, third party valuations are used by the management, together with other market intelligence information, to assess the liquidity of the second-hand vessel trading market. Although freight rates are a component of the valuation

David R. Humphrey
Branch Chief, Department of Corporate Finance
United States Securities and Exchange Commission
January 31, 2011

assumptions used by third party appraisers in determining the market value of vessels, the Company does not monitor the freight rates used in valuation reports for the purpose of forecasting freight rate development.

As disclosed in Note 9 to the Company's consolidated financial statements, management's forecasted freight rates are based on, in the short term, the Company's three-year business plans. Freight rates in the three year business plan are based on the Company's recent rate experience and forecasted information obtained from the market.  After the initial three years, forecasted freight rates are based on the ten year historic average freight rates, adjusted for the rate of inflation. As necessary, the Company revises freight rate estimates within the three year business plan to reflect significant fluctuations in the current market. The Company regularly monitors the markets for time charter and freight forward rates, as well as a number of freight supply and demand indicators, such as expected oil consumption, new building order book and refinery locations, for the purposes of determining whether significant fluctuations have occurred that necessitate revisions to previous estimates.

During the fourth quarter of 2010, management observed a variance in the market for time charter and freight forward rates compared to previous expectations. Accordingly, the Company revised previous estimates within the three year business plan. Management believes that the recent decline in freight rates is a short term downturn (one to two years), and that freight rates will return to the ten year historic average over the long term.

2.
If management uses the tanker appraisals to analyze developments and trends in shipping rates, it is not clear how you can conclude that this information is not reliable and that a discussion of the decrease in the fair value of your ships, along with any corresponding information used to analyze development and trends in shipping rates, is not material to your investors. In particular, if such information highlights any known trends or uncertainties that will have a material favorable or unfavorable impact on your results of operations, it appears that disclosure would be required under Item 5.D of Form 20-F. Please advise.

The Company respectfully advises the Staff that as mentioned in our response to Comment 1, above, the Company obtains periodic appraisals of its vessels to analyze developments and trends in the second-hand vessel trading market, rather than the shipping rates, themselves.

While the appraisals received by the Company indicated a drop in value in the current market for vessels, due to the limitations disclosed in the valuation reports in the Company's judgment the estimated fair values in the third party valuation reports did not represent the fair value between willing market participants. This conclusion was

David R. Humphrey
Branch Chief, Department of Corporate Finance
United States Securities and Exchange Commission
January 31, 2011

supported by the fact that this was the first year where the Company received valuation reports with such valuation limitations. Accordingly, the Company did not consider the information in the valuation report to be indicative of a trend which would require disclosure under Item 5.D of Form 20-F.

Furthermore, the Company respectfully advises the Staff that it continuously monitors market and other relevant information for the purpose of providing disclosures that may be useful to investors, analysts, and other market participants for the purpose of evaluating the Company's performance. In the Company's Management, Discussion and Analysis ("MD&A"), disclosed in the Company's 2009 20-F, the disclosures include the current year trends in freight rates, the actual trend in freight rates for the current year, the dollar value impact on the tanker and dry bulk division of the change in freight rates and the Company's assessment of impairment of assets. Specifically relating to Item 5.D., the Company disclosed that the outlook for 2010 is uncertain and specifically for the tanker and bulk divisions, rates are volatile and expectations for 2010 (as of December 31, 2009) were that rates would continue to remain volatile with a downward trend in 2010.

In determining the appropriate disclosures in the MD&A, management uses its judgment as to what information will be useful to readers of the financial statements. The Company believes that the current disclosures in the MD&A appropriately disclose, in accordance with Item 5.D., the current trends and uncertainties that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, and any information that would cause reported financial information to not be indicative of future operating results or financial condition. The Company will include in future filings, as necessary, information that management deems most appropriate and helpful to the readers of its financial statements.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Arthur Kozyra at (212) 574-1363.

Sincerely,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe

TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

January 31, 2011

VIA EDGAR

United States Securities and Exchange Commission Washington, D.C. 20549-0402

Attention:	Mr. David R. Humphrey
Branch Chief

Re:	Torm A/S Form 20-F for the fiscal year ended December 31, 2009 filed June 29, 2010 File Number: 000-49650

Dear Mr. Humphrey:

The undersigned registrant hereby acknowledges that:

•	TORM A/S (the "Company") is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

TORM A/S

By:	/s/ Jacob Meldgaard
Name:	Jacob Meldgaard
Title:	Chief Executive Officer

SK 03810 0001 1167220